Share Ownership Change of the Largest Shareholder

On January 25, 2012, Shinhan Financial Group(“SFG”) reported that, as of December 31, 2011, share ownership of its largest shareholder, Korea’s National Pension Service (“NPS”), has changed from 33,612,522 common shares or 7.09% equity stake to 34,829,793 common shares or 7.34% equity stake. In addition, SFG stated in the report that, as of December 31, 2011, NPS holds 2,000,000 or 18.02% of series 12 redeemable preferred shares which SFG issued in April 2011 and do not carry voting rights.

This report is based on the results of shareholder registry closure as of December 31, 2011 to identify entitled shareholders to exercise voting rights at the Annual General Shareholders meeting and receive dividends for fiscal year 2011.

Please refer to the Form 6-K filed on October 11, 2011 for details of Changes in the largest shareholders of Shinhan Financial Group and the Form 6-K filed on April 7, 2011 for details of Series 12 redeemable preferred shares.